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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 6)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               AT HOME CORPORATION
                             -----------------------
                                (Name of Issuer)

                SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         ------------------------------
                         (Title of Class of Securities)

                                    045919101
                         ------------------------------
                                 (CUSIP Number)

                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                             BASKING RIDGE, NJ 07920
                                 (908) 221-2000

                         ------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                         June 8, 2001 and June 11, 2001
                         ------------------------------
             (Date of Events Which Require Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


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      This Amendment No. 6 amends the Schedule 13D originally filed on March 19,
1999 (as amended by Amendment No. 1 filed on March 30, 2000, Amendment No. 2 filed on September 5, 2000, Amendment No. 3 filed on January 12, 2001, Amendment No. 4 filed on April 19, 2001 and Amendment No. 5 filed on May 22, 2001, the "Schedule 13D") by AT&T Corp. ("AT&T") and relates to shares of Series A common stock, par value $0.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation ("Excite@Home" or the "Issuer"). The
Issuer's principal executive offices are located at 425 Broadway Street, Redwood City, CA 94063. Pursuant to Rule 13d-3 under the Exchange Act, this Amendment
No. 6 also relates to the shares of Series A Common Stock issuable upon conversion of shares of the Series B common stock, par value $0.01 per share ("Series B Common Stock"), of Excite@Home. Capitalized terms used without definition in this Amendment No. 6 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 6.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is hereby amended by adding the following to the end thereof:

      On June 11, 2001, AT&T and Comcast PC entered into an agreement (the "Amended and Restated Comcast Share Issuance Agreement"), which amended and restated the Comcast Share Issuance Agreement, and thereafter completed the transactions contemplated by the Amended and Restated Comcast Share Issuance Agreement. Pursuant to the Amended and Restated Comcast Share Issuance Agreement, AT&T issued 80,300,930 shares of AT&T common stock to Comcast PC. As a result of this transaction, the Put granted to Comcast under the Letter Agreement, which was exercised on January 11, 2001, was fully satisfied. AT&T did not acquire any Series A Common Stock in this transaction. AT&T granted Comcast PC limited registration rights with respect to the AT&T common stock issued to Comcast PC.

      The foregoing description of the Amended and Restated Comcast Share Issuance Agreement is qualified in its entirety by reference to the text of the Amended and Restated Comcast Share Issuance Agreement, which is filed as Exhibit 1 to this Amendment No. 6 and is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

      On June 8, 2001, Excite@Home announced that AT&T and Excite@Home had agreed to negotiate an arrangement relating to Excite@Home's network and engineering operations that differs from that contemplated by the LOA. If AT&T and Excite@Home reach agreement on the revised arrangements, (1) AT&T would provide consulting and support services on commercially reasonable, arm's-length terms; and (2) AT&T would assist Excite@Home in implementing an updated network plan to augment performance


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levels in Excite@Home's network, instead of the outsourcing arrangement contemplated in the LOA. AT&T and Excite@Home will continue to negotiate separately the restructured backbone fiber agreement contemplated in the LOA. There can be no assurance that the companies will be successful in completing definitive agreements relating to any of these arrangements.

      Item 4 of the Schedule 13D is hereby further amended by incorporating and repeating at the end thereof the response to Item 3 set forth above in this Amendment No. 6.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Schedule 13D is hereby amended by incorporating and repeating at the end thereof the response to Item 3 set forth above in this Amendment No. 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 of the Schedule 13D is hereby amended by deleting Exhibit No.2 to Amendment No.5 to the Schedule 13D, filed May 22, 2001, and replacing it in its entirety with Exhibit No.1 hereto, as follows:

      1. Amended and Restated Share Issuance Agreement, dated June 11, 2001, between AT&T Corp. and Comcast PC Investments Inc.







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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 2001

                                    AT&T CORP.

                                    By:  /s/ Marilyn J. Wasser
                                        -------------------------------
                                    Name:  Marilyn J. Wasser
                                    Title:  Vice President--Law and Secretary







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                                INDEX OF EXHIBITS
                                -----------------


Exhibit No.  Item
-----------  ----
     1. Amended and Restated Share Issuance Agreement, dated June 11, 2001, between AT&T Corp. and Comcast PC Investments Inc.












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